UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Material Fact, filed with the Brazilian Securities Commission by Natura &Co Holding S.A. on January 3, 2020, regarding the consummation of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

2.

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 3, 2020, regarding the senior leadership team of Natura &Co Holding S.A. to be appointed and the expectation of consummating the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: January 3, 2020

Item 1

Material Fact, filed with the Brazilian Securities Commission by Natura &Co Holding S.A. on January 3, 2020, regarding the consummation of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

NIRE 35.300.531.582

MATERIAL FACT

Consummation of the Merger

Natura &Co Holding S.A. (“Natura &Co”), under Law No. 6,404/1976 and under Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 358/2002, in continuation to the information disclosed by Natura Cosméticos S.A. in the Material Facts of May 22, October 11, November 13, December 16 and December 19, 2019, regarding the corporate reorganization involving the business combination with Avon Products, Inc., informs its shareholders and the market in general that, on the date hereof, a meeting of the Natura &Co’s Board of Directors was held, in which the following resolutions were taken:

•	the satisfaction of the conditions precedent set forth in the “Protocol and Justification of Merger of Merger Sub I, Inc. by Natura &Co Holding S.A.” (“Protocol and Justification”), related to the merger of Nectarine Merger Sub I, Inc. by Natura &Co, was confirmed, as approved in the Extraordinary General Meeting of Natura &Co, held on November 13, 2019, at 4 p.m. (“Merger”);

•	the present date, January 3, 2020, was confirmed as the consummation date of the Merger, under the terms and conditions of the Protocol and Justification;

•	under the Protocol and Justification, the exchange ratio of the Merger of 0.600 common shares issued by Natura &Co or 0.300 American Depositary Receipts (“ADR”) of Natura &Co was confirmed (each ADR represents 2 common shares of the Company), at the discretion of each shareholder, in each case, in replacement for each one (1) common share issued by Nectarine Merger Sub I, Inc. held by them immediately before the Merger;

•	as a result of the consummation of the Merger, the capital increase of Natura &Co was confirmed, upon the issuance of 326,146,370 common shares issued by Natura &Co, for the total subscription price of BRL 10,376,920,792.08, corresponding to BRL 31.8167600396080 per share (Capital Increase of the Merger”);

•	the Capital Increase of the Merger took into consideration the conversion of class C preferred shares into 87,000,000 common shares of Avon Products, Inc., before the consummation date of the Merger, as provided for in section 4.1.4 of the Protocol and Justification, as well as payment in cash of the accrued dividends with respect to the class C preferred shares in the total amount of US$91,503,732.65;

•	out of the total subscription price of the Capital Increase of the Merger, the amount of BRL 3,397,745,863.76, corresponding to BRL 10.4178558349786 per share, was allocated to the share capital account, and the remaining, in the amount of BRL 6,979,174,928.32, corresponding to BRL 21.3989042046294 per share, was allocated to the capital reserve of Natura &Co;

•	as a result of the Capital Increase of the Merger, the shareholders of Nectarine Merger Sub I, Inc. (who, on their turn, were shareholders of Avon Products, Inc.) now hold common shares representing approximately 27.3% of the total and voting capital stock of the Company, while the shareholders of the Company as of the time immediately prior to the consummation of the Merger remain holders of common shares representing approximately 72.7% of the total and voting capital stock of the Company, on a fully diluted basis. The common shares to be attributed to shareholders of Nectarine Merger Sub I, Inc. will have the same rights as the common shares issued by the Company then existing, with full participation in all benefits, including dividends, interest on net equity and other earnings as it may be declared by the Company as from the consummation date of the Merger; and

•	the present date, January 3, 2020, was confirmed as the effective date of the change in the main section of article 5 of the Company’s Bylaws, to reflect the new amount of the share capital of BRL 4,883,182,328.04, divided into 1,191,806,312 common registered shares without par value. The annotation of the updated wording of the main section of article 5 of the Company’s Bylaws shall be submitted to the first general shareholders’ meeting to be held after such date, along with the consolidated text of the Bylaws.

São Paulo, January 3, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

Item 2

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 3, 2020, regarding the senior leadership team of Natura &Co Holding S.A. to be appointed and the expectation of consummating the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA &CO HOLDING S.A.

Publicly Held Company CNPJ/MF n° 32.785.497/0001-97 NIRE 35.300.531.582

NOTICE TO THE MARKET

SENIOR LEADERSHIP TEAM TO BE APPOINTED TO DRIVE NEW CHAPTER OF GROWTH

Natura &Co Holding S.A. (“Natura &Co”) announces to shareholders and the market in general that it expects to close today the acquisition of Avon Products, Inc. (“Avon”) and, subject to the applicable corporate approvals, appoint the new senior leadership team to drive the company’s next phase of growth:

Roberto Marques, Executive Chairman of the Board of Directors of Natura &Co since 2017, will also serve as Group Chief Executive Officer. Mr. Marques has been a member of the Natura Cosméticos S.A. Board of Directors for the last four years. During this period, he championed the global, multi-channel, multi-brand approach, leading the acquisition of The Body Shop in 2017 and now the combination with Avon. He has extensive global experience and a strong transformation track record in the consumer goods industry, having held various senior leadership roles at Johnson & Johnson, and Mondelez International for over 30 years.

Mr. Marques will continue to head a diverse and experienced Group Operating Committee (GOC), which includes the CEOs of each of the four businesses and brands as well as key functional positions. The four businesses units have been organized based on the Group’s strategic priorities at this stage:

•	Natura &Co Latin America, encompassing responsibility for the P&Ls of Natura, Avon, The Body Shop in the region and Aesop in Brazil. This role will also have responsibility for the innovation and stewardship globally of the Natura brand

•	Avon (excluding Latin America), responsible for the P&L of all the market clusters in Europe, Africa, Middle East and Asia. This role will also be responsible for the Avon brand innovation and stewardship globally. Additionally, in the future, it will have responsibility for the Natura brand’s international expansion outside of Latin America

•	The Body Shop

•	Aesop

Joao Paulo Ferreira, is assuming the role of CEO Latin America of Natura &Co, in addition to maintaining his current responsibilities as CEO of Natura. The new organization in Latin America will allow the group’s four brands to maximize their potential, capture significant synergies and accelerate growth across their footprint and multi-channel presence. Mr. Ferreira successfully led Natura’s revitalization of its direct selling model since becoming CEO in October 2016, energizing the new commercial model and digitalization. He had previously been Vice-President Operations and Logistics and Vice-President Commercial at Natura after a long career at Unilever.

Angela Cretu is appointed CEO of Avon, responsible for the business outside of Latin America and for the oversight of the Avon brand globally. A native of Romania, Ms. Cretu has over 20 years of experience at Avon in various senior executive roles, most recently as Group Vice President and General Manager, Central Europe, responsible for 18 countries. Before that she successfully led the Eastern Europe and Africa/Middle East clusters.

David Boynton will remain CEO of The Body Shop. He was formerly CEO of Charles Tyrwhitt and Managing Director, Western Marketsfor L´Occitane.

Michael O’Keeffe, CEO and one of the founders of Aesop, also remains in his current position.

The complete implementation of the proposed management structure is subject to approval of the amendments to the Bylaws of Natura &Co to be submitted to shareholders at an extraordinary general meeting to be held after the closing of the acquisition of Avon.

São Paulo, January 3, 2020.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer